SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 04, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
ialmeida@hfgcg.com

Free Translation

Brasil Telecom has a new Head of Investor and
Shareholders Relations

Brazil, Brasília, January 4, 2006 - Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) and Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) inform that, since January 2, 2006, Ricardo Florence is the new Head of Investor and Shareholders Relations.

Graduated in Chemical Engineering at the University of São Paulo, postgraduated in Business Administration with emphasis in Finance at Mackenzie University (São Paulo) and holder of an MBA degree in General Management from IBMEC (São Paulo), Ricardo Florence has worked for large companies in outstanding positions, for more than 15 years, such as Pão de Açúcar Group and UOL – Universo Online, in which, among other positions, he worked as Investor Relations Officer, Planning Officer and alternate member of the Board of Directors. Moreover, Ricardo Florence guided many companies in processes of capital restructuring, including consultancy in merger and acquisitions and development of business plans.

Ricardo Florence has a large experience in investor relations and will continue Brasil Telecom’s commitment with quality and consistency of information, transparency and with timely response to the market.

Contact: Ricardo Florence
Phone: (55 61) 3415-1140
e-mail: rflorence@brasiltelecom.com.br

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer